SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(カリフォルニア・ニューヨーク州法)
SKADDEN ARPS TOKYO KYODO LAW OFFICE
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(REGISTERED ASSOCIATED OFFICES)
IZUMI GARDEN TOWER, 21ST FLOOR
1-6-1, ROPPONGI
MINATO-KU, TOKYO 106-6021

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October 19, 2007

FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish an English language version or translation of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

dw 10/22

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /M.2/

Kenju Watanabe

Enclosure

EXHIBIT A

Consolidated Earnings for Third Quarter of Fiscal Year Ending March 31, 2005

January 28, 2005

Corporate Name: Unicharm Corporation ("Unicharm" or the "Company")
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/)
Chief Corporate Representative: Takahisa Takahara, President & Chief Executive Officer
Contact: Shigeki Maruyama, Director and Senior Executive Officer
Telephone Number: +81-3-3447-5111

1. Matters related to the preparation of quarterly financial information, etc.
(1) Simplified accounting is not in effect.
(2) There were changes in consolidated accounting methods from the latest full fiscal year. (Details are described later in Additional Information)
(3) There were no changes in scope of consolidation and equity method application.

2. Consolidated business results for the third quarter ended December 31, 2004 (April 1 - December 31, 2004)
(1) Consolidated business results

(Note) Amounts less than one million yen have been omitted.

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
3rdQ FY 2004	186,019	2.3	22,164	(10.3)	22,512	(11.3)	12,913	(1.9)
3rdQ FY 2003	181,827	-	24,717	-	25,385	-	13,164	-
Year ended March 31, 2004	240,109		30,726		31,120		16,239	

	Net Income per Share - basic	Net Income per Share - diluted
	yen	yen
3rdQ FY 2004	194.26	-
3rdQ FY 2003	196.21	-
Year ended March 31, 2004	240.26	-

(Notes) Percentage changes in net sales, operating income, etc. represent YOY increases (decreases).

(2) Consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
3rdQ FY 2004	211,779	134,614	63.6	2,025.10
3rdQ FY 2003	201,437	119,818	59.5	1,802.45
Year ended March 31, 2004	209,002	123,708	59.2	1,858.63

Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents as of the End of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3rdQ FY 2004	11,723	(10,144)	1,128	47,207
3rdQ FY 2003	24,845	(23,669)	(7,229)	35,406
Year ended March 31, 2004	36,915	(25,836)	(7,933)	44,434

Reference: Projected consolidated business results for FY 2004 (April 1, 2004 - March 31, 2005)

	Net Sales	Ordinary Income	Projected Net Income
	Millions of yen	Millions of yen	Millions of yen
Full fiscal year	245,000	27,100	15,300

(Ref.) Projected net income per share ¥227.81

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties.

Summary of consolidated business results and financial standing

1. Business results

With regard to business results for the third quarter of the fiscal year ending March 2005 (the period from April 1, 2004 to December 31, 2004), Unicharm proactively released high value-added products in the domestic market and promoted sales and marketing activities in each of its core business segments. In the overseas business, the Company successfully expanded the scope of its business by implementing measures to steadily facilitate brand penetration with a focus on growing markets in Asian countries. As a result, consolidated net sales rose ¥4.1 billion compared with the previous corresponding period to ¥186 billion (up 2.3% YOY). Meanwhile, profit was affected by the introduction of consumption-inclusive pricing and more intense competition due to sluggish demand caused by a heat wave primarily in the domestic baby and child care business. Consequently, operating income declined ¥2.5 billion compared with the previous corresponding period to ¥22.1 billion (down 10.3% YOY), with an operating income margin of 11.9%. Ordinary income decreased by ¥2.8 billion compared with the previous corresponding period to ¥22.5 billion (down 11.3% YOY), while net income in the third quarter of the fiscal year under review dropped ¥200 million to ¥12.9 million (down 1.9% YOY)

Summary of business results by segment

1) Personal Care Business

- **Baby and Child Care Business**

Although the domestic market prices have signs of leveling off, we continue to face severe business environment.

Despite these circumstances, Unicharm continuously released improved products and promoted proactive marketing activities with a focus on measures to penetrate the pants-type paper baby diapers market, in order to provide higher value-added products to consumers as a leading company within the industry. The Company has strived to revitalize the market and expand earnings.

For the very popular ***Moony Man*** brand, Unicharm upgraded its product design and released ***Moony Man Big Yori Ohkii Size***, which responds to the needs of infants of advanced months, creating a new market and contributing to a boost in sales. In addition, the Company introduced ***Mamy Poko***, a product that can be folded in two for easier diaper changes, in an effort to enhance user-friendliness of its products.

In the overseas business, the Company enhanced its business presence in East Asian countries in which it operates businesses (Taiwan, P.R. of China, Thailand, Malaysia, Singapore, Indonesia and the Philippines) by continuing its proactive sales and marketing activities and by seeking to penetrate and expand the market for its tape-type ***Mamy Poko*** brand and its pants-type ***Mamy Poko Pants*** brand, and successfully boosted sales and profit. In Europe, Unicharm worked to enhance penetration into the market for pants-type paper baby diapers.

- **Feminine Care Business**

The overall domestic market for the feminine care segment remained flat because the target population is declining. Therefore, as the sole manufacturer providing full-line offering of women's hygienic care products in Japan, Unicharm continued to focus on developing and improving ***Sofy*** brand products and on providing high value-added products to revitalize the market, in keeping with its business philosophy of creating comfort and freedom for women through science.

In the sanitary napkin category, Unicharm launched ***Sofy Wide-Guard 250,*** the first wide sanitary napkin for daytime protection from the ***Sofy Wide-Guard*** series that had contributed, since its release, to the growth of the expanding market for night-time use sanitary napkins. This product, which reduces the trouble of leakage during the daytime and dispels user worries, contributed to the expansion of the market for daytime-use sanitary napkins. In addition, improvements were made to the ***Sofy Body Fit Sound Sleep Guard*** and ***Sofy Body Fit Extra Sound Sleep Guard*** series, which are products that are well-received by consumers as typical sanitary napkins for reducing worries during sleep, by significantly improving fit to achieve a 25% reduction in the leakage rate, and successfully enhancing customer satisfaction.

In the overseas market, Unicharm proactively implemented marketing activities to accelerate business development in East Asia and facilitate market expansion and the penetration of ***Sofy*** brand. In addition, the Company in last November released the ***Charm*** brand which targets young consumers in China. By promoting the strategy of developing two brands for the first time in an overseas market, we will strive to further expand the scope of business in the Chinese market.

- **Health Care Business**

Despite the intense competition in this growth market, the Company achieved high growth in sales in the health care business in Japan that significantly exceeded the growth in the market and successfully expanded market share in stores. With the rapidly aging population in Japan, Unicharm, guided by its business philosophy, "Pursue the Joy of Life," has focused on the development and improvement of its ***Lifree*** brand, embracing the slogan: "Alive in Mind and Body".

In the tape-type paper diapers category, Unicharm released ***Lifree Donnaugokinimo-Anshin Sinsyuku-Tapedome***, an adult-use paper diaper with newly-devised tape tab, which helps innovate quality nursing care and assists in creation of a new market in Japan.

In the fast-growing light incontinence care product segment, Unicharm made efforts toward cultivating potential markets and expanding usage by introducing improved products for the ***Charm-Nap Sawayaka Liner*** and ***Charm-Nap Sayawaka Extra-Absorbency*** series and introducing a new large pack for these products to facilitate more frequent use. From the popular ***Unicharm Cho-Rittai Mask*** series, Unicharm released products in a smaller size to target children and adults whose faces are small, with ***Unicharm Cho-Rittai Mask for Cold and Influenza*** and ***Unicharm Cho-Rittai Mask for Hay Fever***, contributing to the expansion of the mask market.

On the overseas front, Unicharm accelerated the development of ***Lifree*** brand in Taiwan and Thailand. In the meantime, the Company successfully boosted sales of adult-use pants-type paper diapers mainly in

Europe.

- **Clean & Fresh Business**

In the clean and fresh product segment, Unicharm strives to provide household cleanliness, relief and freshness to its customers through products developed with its core technologies in nonwoven fabric and absorbent materials.

For the ***Wave*** series, which proposes new custom cleaning and is well received by customers, Unicharm released ***Wave Pyu-Pyutto Mop,*** the first water spray type floor mop of its kind in Japan that responds to the needs of housewives for quickly and easily wet-mopping household floors.

By proposing new cleaning practices, the Company was able to increase customer satisfaction further, in addition to creating a new cleaning appliance market, and successfully boosting sales.

2) Pet Care Business

The Pet Care market is a promising market that is expected to grow over the medium to long term because pet-keeping households are growing in number amid the declining birthrate and aging population. Based on its business philosophy of "Comfortable Pet Life through Health and Cleanliness," the Company's consolidated subsidiary, Unicharm PetCare Corporation, has developed business by concentrating its focus on pet foods and pet toiletries, with the hope of helping pet owners see their pets lead long and healthy lives in a clean environment. In the pet foods category, Unicharm strived to reinforce product capabilities and promote sales with a focus on a differentiated product category, including ***Aiken Genki for dogs 11 years and older*** for dogs of advanced age and ***Neko Genki Ginno-Spoon*** which offers flavorful cat food.

In the pet toiletries category, Unicharm endeavored to expand its lineup of products that respond to the needs of pet owners who are increasingly raising pets indoors, such as ***One-week Disinfectant Deo-Toilet,*** a product for dealing with cat excrement, and ***Fleas and Mites Care Spot,*** a pest control product. Consequently, both sales and profit grew steadily.

3) Other Businesses

Business in other business segments of the Company remained strong mainly in the food-wrapping materials business catering to supermarkets and other foods related outlets.

2. Financial standing

Total assets increased by ¥2.7 billion compared with the previous fiscal year to ¥211.7 billion while shareholders' equity rose ¥10.9 billion compared with the previous fiscal year to ¥134.6 billion. As a result, shareholders' equity to total assets in the fiscal year under review increased from 59.2% in the previous fiscal year to 63.6%.

The above fluctuations are mainly attributed to changes in current assets, including a decrease of ¥0.3 billion in cash and deposits, an increase of ¥0.8 billion in notes and accounts receivable and a rise of ¥1.3 billion in and marketable securities. In addition, there were changes in tangible fixed assets, such as an

increase of ¥6.0 billion in machinery and equipment and a decrease of ¥4.5 billion in construction in progress. There was also a change in investments and other assets, in which investment securities increased by ¥1.2 billion.

Consolidated cash flows

Cash flows provided by operating activities during the third quarter of fiscal year under review amounted to ¥11.7 billion. This was mainly due to income before taxes and other adjustments of ¥22.9 billion, depreciation expenses of ¥9.0 billion and payments of income taxes of ¥14.1 billion.

Cash flows used in investing activities were ¥10.1 billion, primarily due to capital expenditures totaling ¥10.3 billion.

Cash flows provided by financing activities amounted to ¥1.1 billion. This was mainly attributable to the fact that the Company's consolidated subsidiary Unicharm PetCare Corporation newly issued ¥1.2 billion of shares.

As a result, the outstanding balance of cash and cash equivalents as of the end of the third quarter of the fiscal year under review amounted to ¥47.2 billion, up ¥2.7 billion from that of the previous year-end.

3. Prospects for the 2004 Fiscal Year

With consideration of the progress of business results up to the third quarter of the fiscal year under review and development of intensified competition in the domestic baby and child care business and feminine care business, the Company will revise down sales projections by ¥6.0 billion compared with the forecast as at the announcement of interim results for the fiscal year ended March 2005 (announced on October 29, 2004). Regarding profits, the Company will revise down forecast for ordinary income and net income by ¥4.1 billion and ¥1.3 billion, respectively.

(Additional Information)

Summary of Consolidated Balance Sheets for Third Quarter ended December 31, 2004

(Millions of yen)

Item \ Period	3rdQ FY 2004 (as of December 31, 2004)		3rdQ FY 2003 (as of December 31, 2003)		Previous Consolidated Fiscal Year (as of March 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
I Current assets	94,699	44.7	88,284	43.8	94,575	45.3
II Fixed assets	117,079	55.3	113,153	56.2	114,426	54.7
1. Tangible fixed assets	77,925	36.8	76,535	38.0	77,306	37.0
2. Intangible fixed assets	2,552	1.2	2,800	1.4	2,903	1.4
3. Investments and other assets	36,601	17.3	33,817	16.8	34,216	16.3
Total Assets	211,779	100.0	201,437	100.0	209,002	100.0
(Liabilities)						
I Current liabilities	59,543	28.1	64,002	31.8	66,874	32.0
II Long-term liabilities	8,656	4.1	10,863	5.4	11,505	5.5
Total liabilities	68,200	32.2	74,865	37.2	78,379	37.5
Minority interests	8,964	4.2	6,753	3.3	6,913	3.3
(Shareholders' equity)						
Total shareholders' equity	134,614	63.6	119,818	59.5	123,708	59.2
Total liabilities, minority interests and shareholders' equity	211,779	100.0	201,437	100.0	209,002	100.0

Summary of Consolidated Statement of Income for Third Quarter ended December 31, 2004

(Millions of yen)

Item \ Period	3rdQ FY 2004 (April 1 to December 31, 2004)		3rdQ FY 2003 (April 1 to December 31, 2003)		Previous Consolidated Fiscal Year (April 1, 2003 to March 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Net sales	186,019	100.0	181,827	100.0	240,109	100.0
II Cost of sales	103,174	55.5	99,409	54.7	132,074	55.0
Gross profit	82,844	44.5	82,418	45.3	108,035	45.0
III Selling, general and administrative expenses	60,680	32.6	57,701	31.7	77,309	32.2
Operating income	22,164	11.9	24,717	13.6	30,726	12.8
IV Non-operating income	1,089	0.6	1,304	0.7	1,593	0.7
V Non-operating expenses	741	0.4	635	0.3	1,199	0.5
Ordinary income	22,512	12.1	25,385	14.0	31,120	13.0
VI Extraordinary profit	4,308	2.3	483	0.3	797	0.3
VII Extraordinary loss	3,841	2.1	1,469	0.9	2,211	0.9
Income before taxes and other adjustments	22,979	12.3	24,399	13.4	29,706	12.4
Corporate income tax, etc.	8,702	4.7	10,062	5.5	12,103	5.0
Minority interests in net income	1,363	0.7	1,172	0.7	1,363	0.6
Net income	12,913	6.9	13,164	7.2	16,239	6.8

Summary of Consolidated Statement of Cash Flows for Third Quarter ended December 31, 2004

(Millions of Yen)

Item \ Period	3rdQ FY 2004 (April 1 to December 31, 2004) Amount	3rdQ FY 2003 (April 1 to December 31, 2003) Amount	Previous Consolidated Fiscal Year (April 1, 2003 to March 31, 2004) Amount
I Cash flows from operating activities	11,723	24,845	36,915
II Cash flows from investing activities	(10,144)	(23,669)	(25,836)
III Cash flows from financing activities	1,128	(7,229)	(7,933)
IV Currency translation effect on cash and cash equivalents	66	(109)	(280)
V Increase (decrease) in cash and cash equivalents	2,773	(6,161)	2,865
VI Amount of cash and cash equivalents outstanding at beginning of period	44,434	41,568	41,568
VII Amount of cash and cash equivalents outstanding at end of period	47,207	35,406	44,434

Matters related to preparation of quarterly financial information, etc.

Accounting Standards for Impairment of Fixed Assets

As the Accounting Standards for Impairment of Fixed Assets, issued by Business Accounting Council on August 9, 2002, and the Implementation Guidance for Accounting Standards for Impairment of Fixed Assets, issued by Accounting Standards Board of Japan on October 31, 2003, became applicable to consolidated financial statements effective from the fiscal year ended March 31, 2004, the Company has applied the Accounting Standards and the Implementation Guidance effective from the interim period of fiscal year under review. The adoption of such accounting standards had the effect of decreasing income before taxes and other adjustments for the third quarter of the fiscal year under review by ¥2,247 million.

Consolidated Earnings for First Quarter of Fiscal Year Ending March 31, 2006

July 29, 2005

Corporate Name: Unicharm Corporation ("Unicharm" or the "Company")
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/)
Chief Corporate Representative: Takahisa Takahara, President & Chief Executive Officer
Contact: Norizumi Yoshihara, Senior Executive Officer
Telephone Number: +81-3-3447-5111

1. Matters related to the preparation of quarterly financial information, etc.
(1) Simplified accounting is not in effect.
(2) There were no changes in consolidated accounting methods from the latest full fiscal year.
(3) There were no changes in scope of consolidation and equity method application.

2. Consolidated business results for the first quarter ended June 30, 2005 (April 1 - June 30, 2005)
(1) Consolidated business results

(Note) Amounts less than one million yen have been omitted.

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1stQ FY 2005	62,201	3.2	5,402	(33.1)	5,642	(31.2)	2,692	(34.6)
1stQ FY 2004	60,278	4.5	8,069	2.6	8,199	1.0	4,115	0.2
Year ended March 31, 2005	246,050		27,284		27,978		16,381	

	Net Income per Share - basic	Net Income per Share - diluted
	yen	yen
1stQ FY 2005	40.50	-
1stQ FY 2004	61.90	-
Year ended March 31, 2005	244.25	-

(Note) Percentage changes in net sales, operating income, etc. represent YOY increases (decreases).

(2) Consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
1stQ FY 2005	219,462	140,439	64.0	2,112.67
1stQ FY 2004	205,725	126,764	61.6	1,906.96
Year ended March 31, 2005	215,365	137,696	63.9	2,069.30

Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents as of the End of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1stQ FY 2005	7,779	(7,342)	(412)	56,848
1stQ FY 2004	2,889	(4,151)	625	43,788
Year ended March 31, 2005	20,607	(8,437)	(207)	56,359

Reference: Projected consolidated business results for FY 2005 (April 1, 2005 - March 31, 2006)

	Net Sales	Ordinary Income	Projected Net Income
	Millions of yen	Millions of yen	Millions of yen
Interim period	125,000	13,300	6,300
Full fiscal year	257,000	28,400	14,000

(Ref.) Projected net income per share ¥208.44

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties.

Qualitative information, etc. about development of (consolidated) business results

During the first quarter of the fiscal year ending March 2006 (from April 1, 2005 to June 30, 2005), the Japanese economy recovered with the rebound in the stock market and increases in corporate capital expenditures. In addition, consumer spending remained solid.

Under these circumstances, Unicharm strived to shift the domestic business environment from price competition to value competition and to revitalize mature markets by releasing high value-added products and new demand-creating products in the market, while also developing aggressive sales and marketing activities in its core business segments. In the overseas markets, the Company expanded the scope of its business mainly in East Asia including the People's Republic of China, Thailand and Indonesia. As a result, consolidated net sales increased by ¥1.9 billion compared with the previous corresponding period, to ¥62.2 billion (up 3.2% YOY) and operating income decreased by ¥2.6 billion compared with the previous corresponding period to ¥5.4 billion (down 33.1% YOY). Ordinary income declined ¥2.5 billion to ¥5.6 billion (down 31.2% YOY), while net income dropped ¥1.4 billion to ¥2.6 billion (down 34.6% YOY). However, the Company has achieved a steady recovery in earnings compared with the fourth quarter of the previous fiscal year, and on a quarterly basis, sales increased by ¥2.1 billion while operating income increased by ¥0.2 billion, thereby remaining in line with the initial forecast.

Summary of business results by segment

1. Personal Care Business

1) Baby and Child Care Business

While market prices remain tough in the domestic market, we have seen signs of recovery in sales volume.

Unicharm, as a leading company in the field, strived to revitalize the market and recover earnings by rolling out a trial pack project for the ***Moony*** high value-added product to stimulate trial purchase by consumers, and promoted a shift to premium value products. In addition, the Company rolled out a trial pack project for ***Moony Man*** in M-size products and released the first M-size products for affordably priced pants-type paper baby diapers, the ***Mamy Poko Pants*** series, in an effort to promote a shift to pants-type paper baby diapers. Moreover, Unicharm implemented the first campaign in Japan in which consumers vote to select from among nine Disney character designs to be adopted for the ***Mamy Poko*** lineup. As a result of such efforts, sales expanded.

Overseas, the Company developed aggressive sales and marketing activities for the premium ***Mamy Poko*** products in China and successfully boosted sales. In addition, in other East Asian countries where it has a business presence, such as Taiwan, Thailand, Malaysia, Singapore, Indonesia and the Philippines, Unicharm reinforced sales proactively and expanded sales of ***Mamy Poko*** products.

2) Feminine Care Business

In the domestic market, while the target population for feminine care products continues to decline slightly, Unicharm strived to revitalize the market by proactively offering products that create a new market.

In the category of sanitary napkins, the Company reinforced brand power by enhancing the function of

night-time use sanitary napkins and it also cultivated the high value-added growth segment in an effort to increase the market share. For the night-time use sanitary napkins from ***Sofy Body Fit*** series, Unicharm improved the fit by enhancing the elasticity of the product and reduced the leakage rate to improve product function. For the night-time use sanitary napkins from ***Sofy Wide Guard*** series, the Company invested in marketing activities to facilitate the establishment and growth of the wide-type sanitary napkin segment and increased its presence in the sanitary napkin market.

Unicharm also promoted premium products for daytime-use sanitary napkins. Having noticed that the number of users of slim-type sanitary napkins is on the increase, Unicharm launched ***Sofy Body Fit Fuwa Pita Slim***, a product that fits the body contours of women snugly without leaving a space between a woman's body and her feminine care product, and that absorbs menstrual flow in a pinpoint manner. In addition, the Company proactively invested in advertising and conducted sales promotion activities in stores to promote snugly-fit slim napkins, creating the market for premium daytime-use sanitary napkins. In its effort to revitalizing the mature market through creation of a new category of sanitary napkins, the Company strived to promote the market penetration of ***Sofy Body Piece Set***, its third menstruation product with which a small piece of sanitary sheet attaches directly to the body and another piece attaches to underwear in order to eliminate any gaps or displacement and to achieve significant reduction in leakage rate, by developing advertising and making announcements in stores to obtain trial purchases.

For the overseas markets, Unicharm promoted proactive sales and marketing activities with focus on high value-added night-time-use sanitary napkins to accelerate business development in East Asia, and made efforts toward expanding the market at a faster pace, penetrating the ***Sofy*** brand into the markets.

3) Health Care Business

Despite the intense competition in this growth market, the Company's health care business in Japan steadily expanded its scope of business. Amid the rapidly aging population, consumers expect discharge care to assist retaining the remaining abilities of those cared for, especially in regards to dementia, while easing the burden of caregivers. In the medium to heavy incontinence category, Unicharm strived to build a competitive position by launching products, such as ***Lifree*** brand urine guard pads for pants-type adult diapers with prolonged protection, ***Lifree*** brand urine guard pads for pants-type adult diapers with all night protection in any posture and ***Lifree*** pants-type disposable adult diapers for prolonged protection, to cator to the changing needs of society. The Company also made concerted efforts to expand sales and profits in this category. In the light incontinence category, Unicharm endeavored to expand the number of users of incontinence products through the strength of its ***Charm-Nap*** brand, which leverages the Company's expertise in menstruation products, and through higher visibility of Unicharm products in stores.

In the medical-use field, Unicharm aimed to cultivate new demand from existing customers by proposing fewer pad changes with pants-type adult-use diapers and high value-added urine guard pads. In addition, we strived to attract new customers by proposing innovative discharge care models. In the direct sales *Iki-iki Seikatsu* business, Unicharm worked to acquire new customers by increasing communication with users.

In the overseas markets, Unicharm accelerated the development of the ***Lifree*** brand in Taiwan and

Thailand and achieved steady growth. In Thailand, we sent care advisors in stores who made suggestions for the potential reduction of total daily costs by using disposable diapers together with urine guard pads, in order to enhance penetration of pants-type disposable diapers, and successfully boosted sales. In addition, we steadily increased sales of pants-type disposable diapers mainly in Europe.

4) Clean & Fresh Business

In the clean & fresh segment, where Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in nonwoven fabric and absorbent materials, the Company strived to expand the market and boost sales with a focus on the ***Wave*** brand of sheet cleaners that proposes new cleaning practices.

We proposed a cleaning method that cleans using a special liquid to remove dirt with ***Wave Pyu-Pyutto Mop Spray-type Floor Mop,*** which is especially effective against the sweat, skin flakes and dust common during the summer. With ***Aller-Care Wave,*** Unicharm endeavored to increase sales by promoting an anti-allergy method of cleaning during the summer when mites breed.

On the overseas front, Unicharm licensed its ***Wave*** sheet technology to Proctor & Gamble for sales in North America and Europe under the brand name of Swiffer Dusters and saw healthy growth in sales in the fiscal year under review. Royalty income from this business contributed to segment earnings of the Company.

2. Pet Care Business

The Domestic pet care market is a promising market which is expected to grow over the medium to long-term, as pet-keeping households are growing in number amid the aging population. Unicharm has developed the pet care business through its consolidated subsidiary Unicharm PetCare Corporation in order to become the number one company in the market. Based on the fundamental strategies of generation of a value-added market, market scale expansion, and seizing the No. 1 spot in an expanded market, Unicharm offered high value-added products that meet the needs of customers, such as ***Aiken Genki Ginno-Sara, Neko Genki Ginno-Spoon for hairball care*** and ***Unicharm PetCare Supplements,*** successfully boosting both sales and profits.

3. Other Businesses

In the commercial food packaging materials business, which is primarily serving supermarkets and other commercial customers with products developed with the Company's core technologies in nonwoven fabrics and absorbent materials, Unicharm worked to reinforce its presence in supermarkets and to strengthen sales to restaurant channels with the commercial-use ***Fresh Master.***

Qualitative information, etc. about fluctuations in (consolidated) financial standing

Total assets increased by ¥4 billion from the end of the previous fiscal period to ¥219.4 billion, while shareholders' equity rose ¥2.7 billion to ¥140.4 billion. As a result, shareholders' equity to total assets

increased from 63.9% as at the end of the previous fiscal period to 64.0%.

The above fluctuations were mainly attributed to changes in current assets, including an aggregate decrease of ¥2.8 billion in cash and deposits combined with notes and accounts receivable, while marketable securities increased by ¥3.5 billion. In addition, there were changes in fixed assets, including a combined decrease of ¥0.9 billion in buildings and other structures and machinery, equipment and vehicles, while there was an increase of ¥0.2 billion in construction in progress.

Net cash from operating activities during the first quarter under review amounted to ¥7.7 billion, which mainly consisted of ¥5.6 billion in income before income taxes and other adjustments and ¥2.9 billion in depreciation expenses.

Net cash of ¥7.3 billion was used in investing activities. Expenditures for the acquisition of fixed assets stood at ¥4.0 billion and other expenditures including that for acquisition of marketable securities totaled ¥3.7 billion.

In addition, there was an increase of ¥0.3 billion in cash and cash equivalents because four of the Company's overseas consolidated subsidiaries changed their accounting periods during the first quarter under review.

As a result, the balance of cash and cash equivalents at the end of the first quarter of the fiscal year under review rose ¥0.4 billion from the end of the previous period to ¥56.8 billion.

Qualitative information, etc. about earnings projections

The Company's interim and full-year forecasts are unchanged from the initial forecast (announced on April 28, 2005).

(Additional Information)

Summary of Consolidated Balance Sheets for First Quarter ended June 30, 2005

(Millions of yen)

Item \ Period	1stQ FY 2005 (as of June 30, 2005)		1stQ FY 2004 (as of June 30, 2004)		Previous Consolidated Fiscal Year (as of March 31, 2005)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
I Current assets	108,380	49.4	90,721	44.1	104,657	48.6
II Fixed assets	111,082	50.6	115,004	55.9	110,707	51.4
1. Tangible fixed assets	72,297	32.9	78,358	38.1	72,798	33.8
2. Intangible fixed assets	2,195	1.0	2,676	1.3	2,337	1.1
3. Investments and other assets	36,588	16.7	33,969	16.5	35,571	16.5
Total Assets	219,462	100.0	205,725	100.0	215,365	100.0
(Liabilities)						
I Current liabilities	60,228	27.4	60,458	29.4	59,745	27.7
II Long-term liabilities	9,129	4.2	11,463	5.6	8,776	4.1
Total liabilities	69,358	31.6	71,921	35.0	68,522	31.8
Minority interests	9,665	4.4	7,038	3.4	9,146	4.3
(Shareholders' equity)						
Total shareholders' equity	140,439	64.0	126,764	61.6	137,696	63.9
Total liabilities, minority interests and shareholders' equity	219,462	100.0	205,725	100.0	215,365	100.0

Summary of Consolidated Statement of Income for First Quarter ended June 30, 2005

(Millions of yen)

Item \ Period	1stQ FY 2005 (April 1 to June 30, 2005)		1stQ FY 2004 (April 1 to June 30, 2004)		Previous Consolidated Fiscal Year (April 1, 2004 to March 31, 2005)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Net sales	62,201	100.0	60,278	100.0	246,050	100.0
II Cost of sales	35,642	57.3	33,171	55.0	137,341	55.8
Gross profit	26,558	42.7	27,107	45.0	108,709	44.2
III Selling, general and administrative expenses	21,156	34.0	19,038	31.6	81,424	33.1
Operating income	5,402	8.7	8,069	13.4	27,284	11.1
IV Non-operating income	501	0.8	343	0.6	1,639	0.7
V Non-operating expenses	261	0.4	213	0.4	945	0.4
Ordinary income	5,642	9.1	8,199	13.6	27,978	11.4
VI Extraordinary profit	79	0.1	8	0.0	5,627	2.3
VII Extraordinary loss	115	0.2	448	0.7	5,009	2.1
Income before taxes and other adjustments	5,605	9.0	7,759	12.9	28,597	11.6
Corporate income tax, etc.	2,439	3.9	3,130	5.2	10,647	4.3
Minority interests in net income	474	0.8	514	0.9	1,567	0.6
Net income	2,692	4.3	4,115	6.8	16,381	6.7

Summary of Consolidated Statement of Cash Flows for First Quarter ended June 30, 2005

(Millions of Yen)

Item \ Period	1stQ FY 2005 (April 1 to June 30, 2005) Amount	1stQ FY 2004 (April 1 to June 30, 2004) Amount	Previous Consolidated Fiscal Year (April 1, 2004 to March 31, 2005) Amount
I Cash flows from operating activities	7,779	2,889	20,607
II Cash flows from investing activities	(7,342)	(4,151)	(8,437)
III Cash flows from financing activities	(412)	625	(207)
IV Currency translation effect on cash and cash equivalents	93	(9)	(37)
V Increase (decrease) in cash and cash equivalents	117	(645)	11,925
VI Amount of cash and cash equivalents outstanding at beginning of period	56,359	44,434	44,434
VII Increase (decrease) in cash and cash equivalents for change in fiscal period of consolidated subsidiaries	371	-	-
VIII Amount of cash and cash equivalents outstanding at end of period	56,848	43,788	56,359

END